Exhibit 10.1

April 22, 2021

Tariq Arshad, MD

1545 Bayberry View Lane

San Ramon, CA 94582

drtariqarshad@outlook.com

(908) 240-7602

Full-Time Employment Offer

Dear Dr. Arshad,

We are pleased to offer you the position of Senior Vice President & Chief Medical Officer with Qualigen Therapeutics, Inc. (the “Company”). This position and its responsibilities will utilize your talents, education and experience to meet the Company’s needs in this important area. (You would also serve in the same capacity, without additional compensation, for the Company’s wholly-owned subsidiary Qualigen, Inc.) We are confident that you will find the position to be a challenging and enjoyable career opportunity. The position is being offered to you on the following terms:

1.	Position:	Senior Vice President & Chief Medical Officer

2.	Reports to:	Amy Broidrick, Executive Vice President/Chief Strategy Officer

3.	Start Date:	We mutually anticipate your employment start date will be May 17, 2021 (the actual start date, the “Start Date”).

4.	Compensation:	Your initial annualized base salary will be at the rate of $400,000 per year, payable bi-weekly according to the Company’s payroll practices. The base salary will be reviewed annually as part of the Company’s normal salary review process. You will be eligible for annual performance-based cash bonuses as may be awarded by the Board of Directors and its Compensation Committee based upon your performance and the achievement of objectives established for the year by the Board of Directors and its Compensation Committee, with the annual target bonus being expressed as a percentage, established each year by the Board of Directors and its Compensation Committee, of your base salary. For 2021, your bonus target will be 40% of your annualized base salary.

In addition, you shall be entitled to reimbursement for reasonable travel and other business expenses that adhere to the Company’s travel and expense documentation and other policies.

5.	Signing Bonus:	A cash signing bonus of $25,000 will be paid on the first regular bi-weekly pay date after the Start Date.

6.	Insurance Benefits:	As of July 1, 2021, you and your eligible dependents will be eligible to participate in the Company’s group medical, dental, vision, disability and life insurance plans. The Company reserves the right to (on a nondiscriminatory basis) terminate, replace or change these plans and all other benefit plans and programs.

7.	Paid Vacation:	Vacation accrues at the rate of 6.15 hours per bi-weekly pay period (4 weeks per year) according to the Company’s standard policies, subject to any and all accrual caps imposed by such policies (as they may be revised from time to time).

8.	401(k) Plan:	After completing three months of employment, you are entitled to participate in the Company’s 401(k) retirement savings plan, subject to IRS contribution limits. The Company presently matches 50% of employee contributions (subject to IRS matching limits), provided that no further matching is provided in a year after the employee has contributed 6% of total actual annual salary/bonus.

9.	Stock Options:	The Company’s management will recommend to the Board of Directors and its Compensation Committee that the Company grant to you, on the Start Date, stock options under the Company’s 2020 Stock Incentive Plan to purchase 100,000 shares of the Company’s common stock, at an exercise price per share equal to the fair market value on the grant date, with the scheduled expiration date of the stock options to be the 10th anniversary of the Start Date. The stock options would be documented on and subject to the terms and conditions of the Company’s standard form of Stock Option Agreement, and would be subject to equal annual vesting on each of the first three anniversaries of the Start Date (in each case vesting would depend on your being in the service of the Company on the vesting date).

In addition, upon satisfactory completion of the first 90 days of employment, the Company’s management will recommend to the Board of Directors and its Compensation Committee that the Company grant to you stock options under the Company’s 2020 Stock Incentive Plan to purchase an additional 300,000 shares of the Company’s common stock, at an exercise price per share equal to the fair market value on the grant date, with the scheduled expiration date of the additional stock options to be the 10th anniversary of the Start Date. The additional stock options would be documented on and subject to the terms and conditions of the Company’s standard form of Stock Option Agreement, and would be subject to equal annual vesting on each of the first three anniversaries of the Start Date (in each case vesting would depend on your being in the service of the Company on the vesting date). It is understood that the Company’s ability to grant any such additional options is subject to approval, at the Company’s July 15, 2021 Annual Meeting of Stockholders, of the proposal to expand the 2020 Stock Incentive Plan.

10.	Other Benefits:	In addition to the benefits listed above, you also will be eligible for paid sick-leave as and to the extent outlined in the Employee Handbook and be entitled to participate in other benefit programs adopted by the Company from time to time for its employees generally.

11.	Severance:	You shall not be entitled to any severance or separation benefits except under the following circumstances:

If (after the first 90 days of your employment, which is your probationary period) your employment is terminated without Cause or you resign for Good Reason, then if and only if within 30 days after such termination without Cause or resignation with Good Reason you execute and deliver a customary and satisfactory general release of all claims (with a nondisparagement provision) in favor of the Company and its related persons, you will be entitled to 180 days of salary continuation plus (should you timely elect to continue coverage pursuant to COBRA) the cost of COBRA coverage continuation for such 180 day period.

“Cause” means any of the following: (i) a material breach by you of any of the trade secret/proprietary information, confidential information or intellectual property ownership sections of your Confidential Information and Invention Assignment Agreement; (ii) a material breach by you of any other provision of the Employment Agreement, if such material breach (if susceptible to cure) has continued uncured for a period of at least 15 days following delivery by the Company to you of written notice of such material breach; (iii) fraud, dishonesty or other breach of trust whereby you obtain personal gain or benefit at the expense of or to the detriment of the Company or any of the Company’s subsidiaries or affiliates; (iv) a conviction of or plea of nolo contendere or similar plea by you of any felony; (v) a conviction of or plea of nolo contendere or similar plea by you of any other crime involving theft, misappropriation of property, dishonesty or moral turpitude; (vi) a willful and material violation of applicable law by you in connection with the performance of your employment duties; (vii) chronic or repeated substance abuse, or any other use of alcohol, drugs or illegal substances in such a manner as to interfere with the performance of your material employment duties; or (viii) failure to comply with the lawful directions of the Board of Directors which are otherwise consistent with the terms of your employment under this letter agreement, which failure has continued for a period of at least 10 days after delivery by the Company to you of written demand by the Board of Directors.

“Good Reason” means the occurrence of any of the following circumstances, without your express consent: you resign due to (i) a material reduction of your title or authority, (ii) a material reduction in your salary or benefits (other than a reduction that generally applies to the officers at your level in the Company or, as applicable, after a transaction in which the Company or substantially all its assets is acquired, in the successor entity at that time), (iii) any material breach of this Agreement by the Company which is not cured within 30 days after written notice by you; or (iv) a change of the principal non-temporary location in which you are required to perform your services to any location exceeding 35 miles from Carlsbad, California (it being understood that at present you will be working primarily from a remote location). In no event shall a resignation be considered to be with Good Reason unless the resignation occurs after but within 30 days after the initiation of the item of Good Reason.

It is the intention of both the Company and you that the benefits and rights to which you could be entitled pursuant to this letter agreement comply with Section 409A of the Internal Revenue Code and the Treasury Regulations and other guidance promulgated or issued thereunder (“Section 409A”), to the extent that the requirements of Section 409A are applicable thereto; and the provisions of this letter agreement shall be construed in a manner consistent with that intention. Without limitation, if (and only to the extent) any amounts payable to you on account of separation from service are considered deferred compensation under Section 409A and/or not within any specified exception from Section 409A, and you are a “specified employee” at the time of separation from service, then no payment or benefit shall be made before the date that is six months after your separation from service. If you or the Company believes, at any time, that any such benefit or right that is subject to Section 409A does not so comply, it shall promptly advise the other and shall negotiate reasonably and in good faith to amend the terms of such benefits and rights such that they comply with Section 409A (with the most limited possible economic effect on you and on the Company).

12.	Arbitration:	You and the Company agree to arbitrate before a neutral arbitrator (at JAMS, unless the parties otherwise agree) any and all claims or disputes arising out of this letter agreement and any and all claims arising from or relating to your employment with the Company, claims of wrongful termination, retaliation, discrimination, harassment, breach of contract, breach of the covenant of good faith and fair dealing, defamation, invasion of privacy, fraud, misrepresentation, constructive discharge or failure to provide a leave of absence, or claims regarding stock options or bonuses, commissions, infliction of emotional distress or unfair business practices.

The arbitrator’s decision must be written and must include the findings of fact and law that support the decision. The arbitrator’s decision will be final and binding on both parties, except to the extent applicable law allows for judicial review of arbitration awards. The arbitrator may award any remedies that would otherwise be available to the parties if they were to bring the dispute in court. The arbitration will be conducted in accordance with JAMS’ employment disputes arbitration rules. The arbitration will take place in San Diego, California and be governed by California procedural law.

You and the Company will share the costs of arbitration equally, except that the Company will bear the cost of any administrative fee of the tribunal, the arbitrator’s fee and any other type of expense or cost that you would not be required to bear if you were to bring the dispute or claim in court. Both the Company and you will be responsible for their own attorneys’ fees, and the arbitrator may not award attorneys’ fees unless a statute or contract at issue specifically authorizes such an award.

The foregoing notwithstanding, this arbitration provision does not apply to (a) workers’ compensation or unemployment insurance claims, (b) stock appraisal rights under the Delaware General Corporation Law, (c) any other claims that an employer cannot, in accordance with applicable state law, require (either pursuant to an arbitration agreement or otherwise) an employee to arbitrate, or (d) claims concerning the ownership, validity, infringement, misappropriation, disclosure, misuse or enforceability of any confidential information, patent right, copyright, mask work, trademark or any other trade secret or intellectual property held or sought by either you or the Company (whether or not arising under the Confidential Information and Invention Assignment Agreement).

If an arbitrator or court of competent jurisdiction (the “Neutral”) determines that any provision of this arbitration provision is illegal or unenforceable, then the Neutral shall modify or replace the language of this arbitration provision with a valid and enforceable provision, but only to the minimum extent necessary to render this arbitration provision legal and enforceable.

Your employment is “At Will”, meaning that either you or the Company may terminate your employment at any time for any reason or no reason, without further contractual obligation or contractual liability (except as may be expressly set forth in Section 11 of this letter agreement).

This offer is subject to approval by the Board of Directors and its Compensation Committee as well as the successful completion of the Company’s pre-employment background check. Prior to commencement of employment, you will be required to complete the Company’s Employment Application, sign the Company’s standard form of Confidential Information and Invention Assignment Agreement, and complete a drug screening test. For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States.

We are excited about your future with our Company and the talents and background you add to our team. Please acknowledge your acceptance of this offer by signing and returning a copy of this letter to me by Friday April 23, 2021.

We look forward to working with you!

Sincerely,

/s/ Chris Lotz
Chris Lotz
Vice President
Chief Financial Officer

Acceptance

Accepted and agreed to this 22nd day of April, 2021.

/s/ Tariq Arshad
Tariq Arshad, MD